Filed by Chardan NexTech Acquisition 2 Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Chardan NexTech Acquisition 2 Corp.

Commission File No.: 001-40730

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IPO EDGE

Dragonfly Energy is Taking Customers Off-Grid and Investors Into Profits

IPO Edge
Mon, August 15, 2022 at 11:30 AM · 4 min read

In this article:

CNTQ -0.05% | CNTQU -1.22% | QS -6.29% | STEM -3.68%


dragonfly

- Dragonfly Energy is going public via a merger with SPAC Chardan NexTech Acquisition 2 Corp. (Nasdaq: CNTQ)
- Core business is to replace lead acid batteries with environmentally friendly lithium ion
- Batteries go into RVs, Marine, Grid
- TAM of $85bln by 2025
- Existing profitable business with revenue of $78mln in 2021, seen growing to $255mln in 2023
- Compelling entry point of 2.0x 2023 revenue and 12.2x 2023 Ebitda, sharp discount to peer group
- Proceeds from transaction will help commercialize its All-Solid-State-Battery technology, which will enable renewables to be cost competitive with fossil fuels
- Also entering grid connected energy storage solutions market
- Experienced leadership team including Dr. Denis Phares, Dragonfly Co-Founder and CEO

By Jarrett Banks and John Jannarone

Traveling in an RV is about freedom. And the pandemic has made off-the-grid travel even more appealing. It's also been a boon to Dragonfly Energy—which makes non-toxic lithium-ion storage batteries to replace lead acid batteries used in recreational vehicles, marine vessels and in residences off the power grid.

Investors can climb aboard the trend as the company goes public via a merger with SPAC Chardan NexTech Acquisition 2 Corp. (Nasdaq: CNTQ). The combined company will be renamed Dragonfly Energy upon closing of the deal and is likely to be listed on the Nasdaq under the new ticker symbol "DFLI."

CNTQ -0.05% CNTQU -1.22% QS -6.29%
CNTQ -0.05% CNTQU -1.22% QS -6.29%
CNTQ -0.05% CNTQU -1.22% QS -6.29%
CNTQ -0.05% CNTQU -1.22% QS -6.29%
CNTQ -0.05% CNTQU -1.22%

Quote Lookup

Related Quotes

Symbol	Last Price	Change	% Change
CNTQ Chardan NexTech Acquisition 2 Corp.	10.27	-0.00	-0.05%
CNTQU Chardan NexTech Acquisition 2 Corp.	10.56	-0.13	-1.22%
QS QuantumScape Corporation	11.91	-0.80	-6.29%
STEM Stem, Inc.	15.18	-0.58	-3.68%

Recently Viewed

Symbol	Last Price	Change	% Change
CNTQ Chardan NexTech Acquisition 2 Corp.	10.27	-0.00	-0.05%
CNTQU Chardan NexTech Acquisition 2 Corp.	10.56	-0.13	-1.22%

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Proceeds from the transaction will help drive the market penetration of Dragonfly's existing business and commercialize its patented All-Solid-State-Battery technology.

Investors should note Dragonfly's impressive financial track record, which includes not only top-line growth but 17 quarters of profitability. In 2021, it generated revenue and adjusted Ebitda of $78 million and $8.7 million, respectively, both representing an annualized 80% growth rate since 2018. The company expects revenue to increase 47% this year, before doubling in 2023.

Indeed, Jonas Grossman, CEO of the SPAC, has said Dragonfly was an ideal target because it is profitable and generating revenue, which gave his team confidence in the company's potential.

Dragonfly, based in Reno, Nevada, where the largest lithium deposits in the U.S. reside, is led by Dr. Denis Phares, who has a Ph.D. in engineering from Caltech and was a professor at the University of Southern California before founding the company.


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Dragonfly already has 13,500 customers in North America, made up of large electric vehicle OEMs (original equipment manufacturers), distributors who buy bulk and re-sell, upfitters who augment vehicles, and retail customers buying directly. OEMs made up 17.4% of sales in 2021 but Dragonfly expects that to reach 37% by 2023.

Deals with OEMs are important because those manufacturers have designed vehicles specifically to fit Dragonfly batteries. That effectively locks in battery sales in tandem with each vehicle sold.

Dragonfly also has a very strong ESG story: 85% of the total global consumption of lead is for the production of lead-acid batteries, with 900,000 annual deaths attributed to lead exposure globally. Lithium-ion batteries are not only environmentally safe, but they also last 10 times longer.

The company has established a loyal following of consumers who trust its Battle Born Batteries, which are available on its website along with retailers like Amazon and Walmart. Indeed, third party data from **Sentieo**, an AI-enabled research platform, show a sharp rise in Google Trends for Battle Born Batteries.

Dragonfly also has major tailwinds from social media, where enthusiasts often share photos and videos of its batteries along with their RVs and boats. To further boost awareness, the company has partnered with social media influencers and professional anglers to promote the brand through real-world applications.

OEMs are not only partners but can investors, such as Thor Industries (NYSE: THO), the largest RV manufacturer in the world. Such a vote of confidence bodes well for Dragonfly as it seeks more OEM partners.

Dragonfly is taking smart steps to secure a lithium supply for years to come. Aqua Marine (Nasdaq: AQMS), for instance, recently entered into a non-binding letter of intent to supply lithium hydroxide to Dragonfly.

Dragonfly offers investors a compelling entry point of 2.0x 2023 revenue and 12.2x 2023 Ebitda. QuantumScape Corp. won't have meaningful revenue next year and trades at 376 times 2024 sales, according to Sentieo. Solid Power Inc. trades at 127 times 2023 revenue while C&I-focused energy storage solution provider Stem Inc., trades at 4 times and and lithium-ion recycler Li-Cycle at 5.2 times.

Moving forward, Dragonfly says customers will be able to charge their electric vehicles through a residential grid-connected energy storage solutions market. This will be beneficial to users and the grid – which requires more renewables.

Looking to the future, Dragonfly could potentially apply its manufacturing process to EV batteries in the future or even license the technology – an extremely high margin opportunity. Add it all up, and this is one journey where investors will want to be along for the ride.

Contact:

IPO-Edge.com

Editor@IPO-Edge.com

Instagram: @ipoedge

Twitter: @ipoedge

CNTQ -0.05%
CNTQU -1.22%
QS -6.29%

CNTQ -0.05%
CNTQU -1.22%
QS -6.29%
QS -6.29%

STEM -3.68%